UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

CONSOLIDATED FINANCIAL STATEMENTS

PAN AMERICAN GOLD CORPORATION
(formerly Tri-Lateral Venture Corporation)

VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2004, 2003 AND 2002

1. REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

2. CONSOLIDATED STATEMENTS OF OPERATIONS

3. CONSOLIDATED BALANCE SHEETS

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

5. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

6. NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Pan American Gold Corporation

We have audited the accompanying consolidated balance sheets of Pan American Gold Corporation as at December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pan American Gold Corporation as at December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2002 and for the year then ended were examined by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 15, 2003.

Vancouver, British Columbia, Canada
April 27, 2005	CHARTERED ACCOUNTANTS

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable, which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 27, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors' report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, British Columbia, Canada

April 27, 2005         CHARTERED ACCOUNTANTS

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

2004	2003	2002

EXPENSES

Consulting	$359,258	32,500	30,000
Legal	71,742	13,862	23,918
Accounting	29,194	12,875	12,085
Filing fees	20,411	17,154	12,087
Rent, office and administration	18,048	10,131	7,437
Travel and promotion	13,559	-	5,950
Transfer agent	5,807	6,814	11,724
Interest and bank charges	3,402	8,875	50,233

(521,421)	(102,211)	(153,434)

OTHER INCOME (EXPENSES)

Partnership income	204,402	-	-
Foreign exchange gain	56,504	-	-
Interest earned	151	26	388
Write-off of advances	(18,054)	-	-
Interest on promissory note	(149,893)	-	-
Mineral properties written-off	(554,261)	(7,500)	-
Gain on forgiveness of debt	-	5,310	-
Gain on settlement of accounts payable	-	-	51,072
Loss on write-off of promissory note receivable	-	-	(500,000)

(461,151)	(2,164)	(448,540)

NET LOSS	$(982,572)	(104,375)	(601,974)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.03)	(0.00)	(0.03)

WEIGHTED AVERAGE NUMBER OF ISSUED SHARES

USED TO COMPUTE NET LOSS PER SHARE	32,775,811	28,358,659	23,604,378

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2003	Expressed in Canadian dollars

2004	2003

ASSETS

Current

Cash	$84,559	2,729
Other receivables	33,830	1,970
Deposits	18,951	-

Total current assets	137,340	4,699

Reclamation bond	36,114	-
Investment in limited partnership [Note 4]	2,926,910	-
Resource properties [Note 5]	328,209	12,775

Total assets	$3,428,573	17,474

LIABILITIES

Current

Accounts payable and accrued expenses	$8,321	56,078
Loans payable [Note 6]	43,500	50,408

Total current liabilities	51,821	106,486

Promissory note [Note 4]	2,923,968	-

Total liabilities	2,975,789	106,486

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital [Note 7]	7,446,962	6,769,726
Contributed surplus	156,461	2,000
Share subscriptions [Note 7]	692,671	-
Deficit	(7,843,310)	(6,860,738)

Total shareholders' equity (deficiency)	452,784	(89,012)

Total liabilities and shareholders' equity (deficiency)	$3,428,573	17,474

APPROVED ON BEHALF OF THE BOARD:

"Greg Burnett"	"Michael Sweatman"

Director                                                                                                 Director

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

2004	2003	2002

OPERATIONS

Net loss	$(982,572)	(104,375)	(601,974)

Items not involving cash:

Mineral properties written-off	554,261	7,500	-
Stock-based compensation	186,641	-	-
Interest expense	149,893	-	-
Write-off of advances	18,054	-	-
Write-off of other asset	10,574	-	-
Partnership income	(152,835)	-	-
Gain on settlement of accounts payable	-	-	(51,072)
Gain on forgiveness of debt	-	(5,310)	-
Loss on write-off of promissory note receivable	-	-	500,000

(215,984)	(102,185)	(153,046)

Changes in non-cash working capital balances:

Decrease (increase) in other receivables	(16,779)	(1,063)	96
Increase in deposits	(18,951)	-	-
Increase (decrease) in accounts payable and accrued expenses	(70,088)	49,804	62,388

Cash used in operating activities	(321,802)	(53,444)	(90,562)

INVESTING

Cash acquired from business combination	322,191	-	-
Increase in advances	(18,054)	-	-
Increase in reclamation bonds	(36,114)	-	-
Increase in resource properties	(553,487)	(7,619)	(12,656)

Cash used in investing activities	(285,464)	(7,619)	(12,656)

FINANCING

Increase in share subscriptions	692,671	-	-
Increase in shares issued	3,333	-	-
Increase (decrease) in loans payable	(6,908)	50,408	(120,080)

Cash provided by financing activities	689,096	50,408	(120,080)

Increase (decrease) in cash	81,830	(10,655)	(223,298)

Cash, beginning of year	2,729	13,384	236,682
CASH, end of year	$84,559	2,729	13,384

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

Deficit
Accumulated
During the
Common Shares	Contributed		Share	Exploration
Shares	Amount	Surplus	Subscriptions	Stage	Total

Balance, December 31, 2001	3,372,872	$5,783,259	$2,000	$-	$(6,154,389)	$(369,130)

2002

Net loss	-	-	-	-	(601,974)	(601,974)

Balance, December 31, 2002	3,372,872	5,783,259	2,000	-	(6,756,363)	(971,104)

2003

Common shares issued for

debt settlement	986,467	986,467	-	-	-	986,467
Net loss	-	-	-	-	(104,375)	(104,375)

Balance, December 31, 2003	4,359,339	6,769,726	2,000	-	(6,860,738)	(89,012)

2004

7:1 share split	26,156,034	-	-	-	-	-

Common shares issued for

business acquisition	3,370,000	641,723	-	-	-	641,723

Common shares issued for cash-

stock options exercised	166,666	3,333	-	-	-	3,333
Share subscriptions received	-	-	-	692,671	-	692,671
Stock-based compensation	-	-	186,641	-	-	186,641
Stock options exercised	-	32,180	(32,180)	-	-	-
Net loss	-	-	-	-	(982,572)	(982,572)

Balance, December 31, 2004	34,052,039	$7,446,962	$156,461	$692,671	$(7,843,310)	$452,784

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

1. NATURE OF OPERATIONS

Pan American Gold Corporation (the "Company"), incorporated in Ontario, Canada, is a public company listed on the OTC Bulletin Board in the United States. On May 6, 2004 the Company changed its name from Tri-Lateral Venture Corporation to Pan American Gold Corporation.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of resource properties.

At December 31, 2004, the Company was in the process of exploring its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.

The Company incurred a loss of $982,572 for the year ended December 31, 2004 (2003: $104,375; 2002: $601,974), and had a deficit of $7,843,310 at December 31, 2004 (2003: $6,860,738) which has been funded primarily by the issuance of equity. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing, and generating revenues sufficient to cover its operating costs.

These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and are prepared in Canadian dollars in accordance with generally accepted accounting principles in Canada. All significant inter-company transactions and balances have been eliminated upon consolidation.

Resource properties - The company accounts for resource properties in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC 126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC 126") of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment. EIC 126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and, therefore, does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Resource properties include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC 126 states that a mining enterprise which has not objectively established mineral reserves and, therefore, does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.

However, EIC 126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Environmental expenditures and land reclamation costs - The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future rehabilitation and site restoration costs. Both the likelihood of a new regulations and their overall effect upon the Company may vary from region to region and are not entirely predictable. The Company's policy is to meet, or if possible surpass, standards set by relevant legislation by application of technically proven and economically feasible measures. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against statements of earnings as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future rehabilitation and site restoration costs are considered minimal.

Investment in limited partnership - The Company accounts for its limited partnership investment using the cost basis of accounting, whereby the initial investment is recorded at cost and earnings are recorded only to the extent received or receivable. The Company annually reviews the carrying value of its limited partnership investment for any decline in fair value other than a temporary decline. If such a decline occurs, the carrying value of the limited partnership investment is written down to fair value.

Foreign currency translation - The accounts of the Company's non-Canadian subsidiary, which is considered to be dependent on the Company, and transactions of Canadian operations denominated in foreign currencies are translated to Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at current rates of exchange and other assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at average rates of exchange for the year. All exchange gains and losses are recognized currently in earnings.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share - Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding and the treasury stock method is used to calculate diluted earnings per share. For the years presented, this calculation proved to be anti-dilutive.

Stock-based compensation - The Company has a stock option plan which is described in Note 8. The Company follows the recommendations in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In accordance with these recommendations, stock options are recorded at their fair value on the date of grant as compensation expense. On the exercise of stock options, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.

Income taxes - Income taxes are accounted for under the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of changes in tax rates is recognized in income in the period that substantive enactment occurs.

Flow-through shares - The Company follows the recommendations of Emerging Issues Committee - 146 ("EIC-146") of the Canadian Institute of Chartered Accountants with respect to flow-through shares. The application of EIC-146 requires the recognition of the foregone tax benefit of exploration expenditures renounced to shareholders. In accordance with these recommendations the carrying value of the shares issued is reduced by the tax effect of the benefits renounced to subscribers on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.

Financial instruments - The Company's financial instruments consist of cash, other receivables, deposits, reclamation bond, investment in limited partnership, accounts payable and accrued expenses, loans payable and promissory note. The loans payable are non interest-bearing.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. The more significant areas requiring the use of estimates include asset impairments, stock-based compensation, and future income tax amounts. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

Asset retirement obligations - On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants' Handbook Section 3110 "Asset Retirement Obligations." This standard requires liability recognition for retirement obligations associated with the Company's resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as resource properties. This change in accounting policy has no effect on the Company's prior or current financial statements.

3. BUSINESS COMBINATION

On May 10, 2004, the Company acquired 100% of the outstanding shares of Pan American Gold Corporation, a Nevada company ("Pan American (Nevada)"), by issuing 3,370,000 shares.

Under Canadian generally accepted accounting principles, the cost of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In such a case, the fair value of the net assets acquired is used. Since the Company's common shares were thinly traded prior to the acquisition of Pan American (Nevada), the actual market value is not readily determinable. Therefore, the value of the shares issued on acquisition is based on the fair value of the net assets acquired. The fair value of Pan American (Nevada)'s net assets was $641,723.

The purchase price was allocated as follows:

Cash	$322,191
Other receivables	15,081
Resource properties	316,209
Other assets	10,574
Liabilities assumed	(22,332)

$641,723

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

4. INVESTMENT IN LIMITED PARTNERSHIP

The Company has an interest in Doon Investments, an Alberta limited partnership involved in the petroleum and natural gas industry.

To acquire its limited partnership interest, the Company issued a promissory note for $2,926,910, bearing interest at 4.75% per annum to November 30, 2008 and 7% per annum thereafter, repayable on December 29, 2009 and secured entirely by a charge on the Company's interest in the limited partnership. Interest is payable annually on June 30. Under the terms of the promissory note, the Company’s share of partnership cash distributions will be applied first to the payment of accrued interest and then to the payment of the principal amount of the promissory note.

During the year the Company received an earnings allocation of $204,402. From this amount, $78,560 was withheld as a principal payment on the promissory note and $74,275 was applied to accrued interest. Total interest incurred on the promissory note for the year was $149,893, including $75,617 accrued at December 31, 2004.

5. RESOURCE PROPERTIES

Dorado and		Eskay	Kinsley and
Lennie	Nevada	Creek	Pinnacle	Cactus	Total

Interest in claims:

Balance, beginning of year	$-	-	-	-	-	-
Additions	-	11,806	69,274	131,664	59,795	272,539
Written-off	-	-	-	(131,664)	(59,795)	(191,459)

Balance, end of year	-	11,806	69,274	-	-	81,080

Exploration expenditures:

Balance, beginning of year	12,775	-	-	-	-	12,775
Current expenditures:
Consulting and technical	-	-	-	205,644	-	205,644
Geophysics	-	-	199,288	38,148	-	237,436
Geology and engineering	-	1,313	33,753	-	4,726	39,792
Drilling	-	-	-	91,762	17,392	109,154
Other	-	-	-	4,583	547	5,130

Total current expenditures	-	1,313	233,041	340,137	22,665	597,156
Less: written-off	-	-	-	(340,137)	(22,665)	(362,802)

Balance, end of year	12,775	1,313	233,041	-	-	247,129

Balance, end of year	$12,775	13,119	302,315	-	-	328,209

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

5. RESOURCE PROPERTIES (continued)

Lennie Property, Ontario, Canada - Pursuant to an option agreement dated August 31, 1995, the Company earned a 100% interest in 10 mineral claims located in the Red Lake area of Ontario, subject to a 2% net smelter return royalty upon the commencement of production.

Dorado and Nevada Properties, Copiapo, Chile - Pursuant to a letter of intent dated July 22, 2004, the Company has the option to earn up to a 100% interest in 15 exploration and exploitation claims in Copiapo, Chile. In order to earn the interest, the Company was required to pay the optionor U.S.$125,000 by December 4, 2004, of which U.S.$9,000 had been paid by December 31, 2004. The agreement was extended subsequent to year end as described in Note 14. The claims are subject to a 2% net smelter return royalty, payable to the optionor, on all mineral production.

Eskay Creek Property, British Columbia, Canada - Pursuant to an agreement dated January 16, 2004, the Company acquired a 75% interest in the Eskay Creek property, consisting of 75 mineral claims located in the Skeena and Laird mining divisions in British Columbia. Under the terms of the agreement, the Company is required to pay all costs incurred in exploring and developing the property until such time as a positive feasibility study has been received, after which the property will be developed with the vendor under a joint venture agreement. The claims are subject to a 2% net smelter return royalty, payable to the vendor, upon the commencement of production.

Kinsley and Pinnacle Properties, Nevada, U.S.A. - Pursuant to letter agreements dated December 8, 2003, the Company acquired a 60% interest in the Kinsley and Pinnacle properties, consisting of 205 claims in the Elko and Nye counties in Nevada. Under the terms of the agreements, the Company was required to make option payments of U.S.$1,050,000 through December 8, 2006 and pay all fees necessary to maintain the claims. The Company would have earned its interest after it had advanced the properties through bankable feasibility. Management has reviewed the results of the work done on the properties and has determined not to continue further exploration. Accordingly, the Company terminated the letter agreements and wrote off its Kinsley and Pinnacle properties as at December 31, 2004.

Cactus Property, California, U.S.A. - The Company's interest in the Cactus property consists of a 50% interest in Cactus Precious Metals LLC ("Cactus LLC"), a Colorado, USA limited liability company. The property owned by Cactus LLC consists primarily of private land in Kern County, California. During the year ended December 31, 2004, Cactus LLC staked eight unpatented lode mining claims and acquired an Exploration Right with an option to purchase an additional unpatented claim. Management has reviewed the results of the work done on the property and has determined not to continue further exploration. Accordingly, the Company wrote off its interest in Cactus LLC as at December 31, 2004.

6. LOANS PAYABLE

Loans payable are unsecured, non interest-bearing, and have no fixed terms of repayment.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

7. SHARE CAPITAL

Preference shares - The Company has unlimited non-voting convertible redeemable non-cumulative 6% authorized preference shares without par value. As of December 31, 2004, there were no preference shares issued or outstanding.

Common shares - The Company has an unlimited number of authorized common shares without par value.

The issued common shares are as follows:

2004		2003
Number	Amount	Number	Amount

Balance, beginning of year	4,359,339	$6,769,726	3,372,872	$5,783,259
7-for-1 share split	26,156,034	-	-	-

Shares issued for:

Business combination (Note 3)	3,370,000	641,723	-	-
Exercise of options	166,666	35,513	-	-
Debt settlement	-	-	986,467	986,467

Balance, end of year	34,052,039	$7,446,962	4,359,339	$6,769,726

Share subscriptions - As of December 31, 2004, the Company had received subscriptions of $692,671 (2003: $Nil) in respect of common share private placements. The private placements were completed subsequent to year end as described in Note 14.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

8. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

Stock option plan - On October 29, 2004, the Company adopted a stock option plan applicable to key employees and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. As of December 31, 2004, 2,300,000 shares had been reserved for issuance. The exercise price for each option is determined by the Board of Directors and must be equal to or greater than the market value of the Company's common shares on the date of grant. The term of an option may not exceed ten years from the grant date. All options vest annually over four years.

Under the Company's previous stock option plan, 1,300,000 options were granted on May 7, 2004, vesting at various dates through April 6, 2005 and expiring May 7, 2009.

Changes in the Company's stock options for the years ended December 31, 2004 and 2003 are summarized below:

2004		2003
	Weighted Average	Weighted Average
Options	Exercise Price	Options	Exercise Price

Outstanding, beginning of year	-	$ 0.00	-	$ 0.00
Granted	1,300,000	0.02	-	0.00
Exercised	(166,666)	0.02	-	0.00

Outstanding, end of year	1,133,334	$ 0.02	-	$ 0.00

Stock based compensation - The Company uses the Black-Scholes option valuation model to value stock options granted. The Black- Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used:

Risk free interest rate	3%
Expected dividend yield	0%
Expected stock price volatility	0%
Expected life of options	5 years

The grant-date fair value of options granted during the year ended December 31, 2004 was $0.21.

Total stock-based compensation for the year ended December 31, 2004 was $186,641 (2003: Nil), recorded as consulting fees in the statement of operations.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

9. NON-CASH TRANSACTIONS

During the year ended December 31, 2004, the Company issued 3,370,000 common shares for a business acquisition as described in Note 3, and acquired an interest in a limited partnership for $2,926,910 by issuing a promissory note for $2,926,910 as described in Note 4.

During the year ended December 31, 2003, the Company settled accounts payable of $261,043 and loans payable of $725,424 by issuing 986,467 common shares for $986,467.

10. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions, recorded at their exchange amounts, which is the amount agreed upon by the transacting parties on terms and conditions similar to non-related entities:

a)

During the year the Company incurred accounting fees of $Nil (2003: $10,375; 2002: $8,100), consulting fees of $322,305 (2003: $30,000; 2002: $30,000), interest expense of $Nil (2003: $4,166; 2002: $25,000) and rent of $1,500 (2003: $6,000; 2002: $6,000) with directors and former directors.

b)             Accounts payable and accrued expenses includes $ 993 (2003: $30,432) owing to directors and former directors.

c)	Other receivables includes a retainer of $7,568 (2003: $Nil) paid to a director for consulting fees.

d)	Loans payable includes $43,500 (2003: $43,500) owing to a shareholder as described in Note 6.

e)	The corporate optionor of the Dorado and Nevada resource properties is controlled by a director.

f)

During the year ended December 31, 2003, the Company settled accounts payable to directors of $131,877 and promissory notes payable to a director of $314,583 by issuing 446,460 common shares for $446,460.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

11. INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

2004	2003	2002

Canadian statutory income tax rate	35.62%	37.62%	39.62%

2004	2003	2002

Income tax recovery at statutory rate	349,992	39,266	238,502

Effect on income taxes of:

Non-deductible stock compensation expense	(66,482)	-	-
Valuation allowance	(283,510)	(39,266)	(238,502)

Income tax recoverable	$-	-	-

The Company has a capital loss of $500,000 which can be carried forward indefinitely to reduce future capital gains, and non-capital losses of $867,932 available to offset future taxable income. The non-capital losses expire annually on December 31 as follows:

2005	$214,852
2006	145,005
2007	113,043
2008	222,794
2009	166,928
2010	5,310

$867,932

The Company also has Canadian Exploration Expenses of $774,655, Canadian Development Expenses of $101,665, and Foreign Exploration and Development Expenses of $11,806 available to offset future taxable income. These expenses carryforward indefinitely and are deductible at various declining-balance rates.

The Company does not have any other future income tax assets or liabilities. The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is more likely than not that sufficient taxable income will not be realized during the carryforward periods to utilize all future tax assets.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

12. SEGMENTED INFORMATION

The Company's operations fall into one industry segment, the exploration of resource properties. Geographic information is as follows:

2004	2003	2002

Net loss	Canada	$(338,170)	(104,375)	(601,974)
United States of America		(644,402)	-	-

$(982,572)	(104,375)	(601,974)

2004	2003

Total assets	Canada	$3,415,454	17,474
	United States of America	-	-
	Chile	13,119	-

$3,428,573	17,474

2004	2003

Resource properties	Canada	$315,090	12,775
	Chile	13,119	-

$328,209	12,775

13. COMMITMENT

The Company was required to pay the optionor of the Dorado and Nevada resource properties U.S.$125,000 by December 4, 2004, of which U.S.$9,000 had been paid by December 31, 2004. The agreement was extended subsequent to year end as described in Note 14.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

14. SUBSEQUENT EVENTS

Resource properties - On February 1, 2005 the letter of intent in respect of the Dorado and Nevada resource properties was replaced by an option agreement, providing the Company with an extension until August 31, 2005 to acquire a 100% interest in the properties. Under the option agreement, in addition to the terms outlined in Note 5, the Company is required to pay U.S.$39,137 in respect of leases and land taxes at various dates through March 15, 2005 in order to acquire its interest. As of April 27, 2005, the Company had paid only U.S.$30,000 in respect of these additional terms and consequently was in default of its obligations under the option agreement.

Private placements - Common shares issued subsequent to year end under private placement agreements were as follows:

i)

On March 7, 2005, the Company issued 420,533 units for proceeds of $315,400. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for $0.83 until March 7, 2006.

ii)

On April 26, 2005, the Company issued 225,302 flow-though units for proceeds of $187,000 and 229,242 units for proceeds of $190,271. Each flow-through unit consisted of one flow-through common share and one warrant entitling the holder to purchase one common share for $0.83 until October 5, 2005. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for $0.83 until October 5, 2005.

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The Company's accounting principles generally accepted in Canada ("Canadian GAAP") differ from accounting principles generally accepted in the United States ("U.S. GAAP") as follows:

a)             Resource properties - Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, mining properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b)             Stock-based compensation - The United States Financial Accounting Standards Board ("FASB") has issued Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB25"). This statement uses the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted. As of December 31, 2004, no compensation cost would have been recorded for any period under this method. Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"), issued in October 1995, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the exercise period. SFAS 123 allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.

Under Canadian GAAP, the Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Under these recommendations, the Company recognizes an expense for options granted on or after January 1, 2004. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant. On the exercise of stock options, share capital is credited for consideration received, and for fair value amounts previously credited to contributed surplus. The effect of the adoption of these recommendations is described in Notes 2 and 8.

c)             Comprehensive income - SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under United States GAAP. For the year ended December 31, 2004, other comprehensive income includes foreign currency translation gains of $56,504 (2003: $Nil; 2002: $Nil).

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

d)             Recent pronouncements - In December 2004, United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 153 ("SFAS No. 153"). This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" ("Opinion 29") is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this statement will have no impact on the financial statements of the Company.

In December 2004, FASB issued a revision to SFAS No. 123R, "Accounting for Stock Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in stock-based payment transactions. This statement does not change the accounting guidance for stock-based payment transactions with parties other than employees provided in SFAS No. 123. This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has not yet determined the impact to its financial statements from the adoption of this statement.

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

e)             Reconciliation of Canadian and U.S. GAAP - The impact of the above differences between Canadian and United States generally accepted accounting principles on the statements of operations and comprehensive loss, the balance sheets and the statements of cash flows are as follows:

Statements of Operations and Comprehensive Loss:

Note	2004	2003	2002

Net loss as reported in accordance

with Canadian GAAP	$(982,572)	(104,375)	(601,974)

Adjustments:

Resource properties written-off (a)	554,261	7,500	-
Stock-based compensation - net adjustment	(b) 2,974	-	-
Foreign exchange gain (c)	(56,504)	-	-
Resource properties expensed (a)	(869,696)	(7,619)	(12,656)

Net loss under U.S. GAAP	(1,351,537)	(104,494)	(614,630)

Comprehensive income:

Foreign currency translation	(c)	56,504	-	-

Total comprehensive loss under U.S. GAAP	$(1,295,033)	(104,494)	(614,630)

Net loss per share under U.S. GAAP	$(0.04)	(0.00)	(0.03)

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance Sheets:

Note	2004	2003

Total assets under Canadian GAAP	$3,428,573	17,474

Adjustments to U.S. GAAP:

Resource properties expensed	(a)	(328,209)	(12,775)

Total assets under U.S. GAAP	$3,100,364	4,699

Total liabilities under Canadian GAAP	$2,975,789	106,486
Adjustment - to U.S. GAAP	-	-

Total liabilities under U.S. GAAP	2,975,789	106,486

Total shareholders' equity (deficiency) under Canadian GAAP	452,784	(89,012)

Adjustments to U.S. GAAP:

Resource properties expensed	(a)	(328,209)	(12,775)

Total shareholders' equity (deficiency) under U.S. GAAP	124,575	(101,787)

Total liabilities and shareholders' equity (deficiency) under U.S. GAAP	$3,100,364	4,699

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Statements of Cash Flows:

Note	2004	2003	2002

Cash used in operating activities as reported in

accordance with Canadian GAAP	$(321,802)	(53,444)	(90,562)

Adjustments to U.S. GAAP:

Resource properties written-off (a)	554,261	7,500	-
Resource properties expensed (a)	(869,696)	(7,619)	(12,656)

Cash used in operating activities under U.S. GAAP	(637,237)	(53,563)	(103,218)

Cash used in investing activities as reported in

accordance with Canadian GAAP	(285,464)	(7,619)	(12,656)

Adjustments to U.S. GAAP:

Resource properties expensed (a)	869,696	7,619	12,656
Resource properties written-off (a)	(554,261)	(7,500)	-

Cash used in investing activities under U.S. GAAP	29,971	(7,500)	-

Cash used in financing activities as reported in

accordance with Canadian GAAP	689,096	50,408	(120,080)
Adjustment - to U.S. GAAP	-	-	-

Cash used in financing activities under U.S. GAAP	$689,096	50,408	(120,080)

Pan American Gold Corporation (an Exploration Stage Company)

(formerly Tri-Lateral Venture Corporation)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2004, 2003 and 2002	Expressed in Canadian dollars

15. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

f)              Earnings per share reconciliation - Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

2004	2003	2002

Numerator

Net loss under U.S. GAAP	$(1,351,537)	(104,494)	(614,630)

Denominator

Weighted average number of common shares outstanding	32,775,811	28,358,659	23,604,378

Basic and diluted net loss per share	$(0.04)	(0.00)	(0.03)

PAN AMERICAN GOLD CORPORATION

(formerly Tri Lateral Venture Corporation)

YEAR END REPORT

for the Year ended December 31, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

1.1	Date of Report: May 1, 2005

This discussion should be read in conjunction with the Business Acquisition Report dated July 26, 2004, the Financial Statements and Management Discussion contained in the Company’s annual Report, and the audited financial statements for the year ended December 31, 2004

1.2	Overall Performance

Nature of Business

The Company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) on April 24, 1967 under the name "Jolly Jumper Products of America Limited". On September 25, 1987, the Company’s name was changed to Sun Valley Hot Springs Ranch Inc. The Company’s name changed to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998 the Company’s name changed to Tri-Lateral Venture Corporation and on May 6, 2004 the name was changed to our present legal and commercial name "Pan American Gold Corporation". We are a reporting issuer under the securities laws of the Province of Ontario.

The Company’s shares began trading on the OTC BB on April 19, 2004. On May 6, 2004, the issued and unissued shares of common stock were split on the basis of seven (7) common shares for each one (1) common share and our name was changed to Pan American Gold Corporation in conjunction with the acquisition of Pan American Gold Corporation (Nevada). The forward split and name change were not affected with the OTC Bulletin Board until June 2, 2004 at which time our trading symbol was changed to “PNAMF”.

We are in the business of acquiring, exploring and developing (when appropriate) natural resource properties. Our primary property prior to the acquisition of Pan American Nevada (see below – Business Acquisition) has been the Lennie property, a gold exploration project located in the Red Lake gold camp in Ontario.

The Company does not have defined mineral resources or reserves on any of its exploration properties. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important - stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past year, improving the probability of successful that a new discovery will be economic, as well as the improving the access to capital to finance on-going activities.

Business Acquisitions

On May 6, 2004, we entered into a share purchase agreement with Pan American Gold Corporation, a Nevada corporation (“Pan American Nevada”), J. Graham Douglas and the shareholders of Pan American Nevada, whereby we acquired Pan American Nevada in consideration for the issuance of an aggregate of 3,370,000 shares of common stock of our company. Pan American Nevada held interests in four gold exploration projects in North America (see below – Overview of Operations).

As a condition to the closing under the share purchase agreement, our board of directors appointed Richard Bachman as a member of our board of directors, and Kevin Hanson and Alan Crawford resigned as directors and officers of our company. On May 7, 2004 Michael Sweatman was appointed as a director of our company.

Also during the year, the Company acquired an option on two properties in Chile (see below - Overview of Operations). This transaction was with a company that the President of our Company holds a 50% interest, the balance of this company owned by an arms length party. The Chile option was to have expired in December of 2004 however we obtained an extension to August of 2005, and we are actively pursuing joint venture partners for this property.

Overview of Operations

During the year the Company has focussed on exploration of the Cactus, Kinsley Mountain, Pinnacle, and Eskay Creek properties which were acquired through the purchase of Pan American Nevada, and on the acquisition of the option on the Chile properties.

Kinsley and Pinnacle Properties

In Nevada, Pan American Nevada held an option to acquire a 60 % interest in the Kinsley Mountain Property, a past gold producer. During the year, the Company conducted exploration activities on the Kinsley Mountain property. We conducted a ground magnetic geophysical survey and drilled three deep holes. Results from the drilling program were not sufficiently encouraging; consequently we decided not to proceed any further with the project. Reclamation work has been completed and no further activity is planned. The option on the Kinsley Mountain property has been terminated.

Pan American Nevada also held an option to acquire a 60% interest in the Pinnacle Property. During the year, the Company conducted a ground magnetic geophysical survey on the property, but was unable to get a timely response to our land use application for drilling on the property and we decided not to proceed with the drill test, and subsequently terminated its option.

Cactus Property

Pan American Nevada also held a 50% interest in Cactus Precious Metals LLC, a private Colorado Company which owns the Cactus Property. The Cactus Property is located in the Mojave-Rosamond mining district south-eastern Kern County, California. The gold deposits are associated with the five prominent buttes south of the town of Mojave and west and north of the town of Rosamond, of which one of these butte complexes hosts the gold mineralization on the Cactus Property and the old Cactus Queen gold mine.

Gold was first mined at the property in 1894. Production increased during the Depression and was focused on the Cactus Queen orebody along the Cactus Vein. Mine production was halted in 1942 by the War Order Act. The Cactus Vein produced a total of 224,000 tons of ore grading 0.34 opt gold and 11.6 opt silver between 1936 and 1942. The Cactus Queen mine accounted for 87% of this past production.

A total of 18 holes were drilled on the Cactus Property during June 2004 and yielded low grade gold mineralization which did not confirm the extension of economic segments of Cactus Vein. The Company has evaluated the results of the drilling program in context with the overall Cactus District.

As a result of these disappointing results we have terminated our involvement in the project, receiving a portion of our investment back and we have written off our expenditures in respect of the Cactus Property. The Company no longer has any interest in Cactus Precious Metals LLC.

Eskay Creek Property

The Eskay Creek Property is located in northwestern British Columbia approximately 50 air miles north of Stewart, British Columbia, Canada. Access is by 38 miles of privately owned single-lane gravel road or by helicopter in the more remote areas. The Company hold a 75% interest in an 80,000 acre property position comprised of 75 mineral claims in the Eskay Creek gold camp area.

The Eskay Creek Property is newly staked and largely a grassroots exploration play. It has no significant exploration or mining history but is proximate to active mines inclusing the Eskay Creek Mine operated by Barrick. In 2003, the Eskay Creek Mine produced 352,000 ounces of gold and 17 million ounces of silver. The Eskay Creek mine is an underground operation accessible through three surface portals.

During the year, the Company conducted an airborne geophysical survey over a portion of the property that included magnetic, radiometric, and induced polarization (IP) data acquisition. The cost of the survey was projected at approximately $300,000 Canadian and was expected to include 3,000 line kilometres. The survey was suspended due to adverse weather conditions after approximately 1900 line km. were completed. The remoteness and geographic location of the project area contribute to a very short exploration season in Eskay-Iskut region.

The Company has decided to evaluate the current survey results and then determine its next course of action. Survey results are currently being evaluated as of the date of this report. The work completed to date is sufficient to meet assessment work requirements on the claims through November 2006.

Chile Properties

The Company has entered into an option to acquire a 100% interest in the Nevada and Dorado Gold Properties in Chile. In order to exercise the option a cash payment of $116,000 will be required to acquire a 100% in properties.

The exploration history of the Nevada and Dorado properties includes limited surface sampling and reverse circulation (RC) drilling which has produced anomalous gold values as well as a historic, non-vetted 348,000 troy ounce (oz) indicated gold mineral resource on the Dorado Property. Both properties are under explored and would benefit from a fresh approach. The alteration signature noted on the properties is consistent with that of porphyry gold and copper and high sulphidation epithermal gold systems, the type that is noted at Veladero, Pierina, and Yanacocha gold deposits.

Gold mineralization has been documented in structural stockworks with grades up to 2.40 grams gold per tonne (“g/t Au”) at Dorado. Mineralization at Nevada is hosted in vuggy silica altered breccia as well as in low sulphidation epithermal quartz veins with grades up to 6.50g/t Au and 10.34g/t Au respectively.

The Company continues to evaluate new opportunities that have the potential to add value to our business.

1.4	Selected Annual Information

	2004	2003	2002
Total Revenue	Nil	Nil	Nil
Income (loss) before discontinued operations and extraordinary items
Total	(982,572)	(104,375)	(601,974)
Per share	$ (0.03)	$ (0.00)	$ (0.03)
Income Loss after discontinued operations and extraordinary items
Total	(982,572)	(104,375)	(601,974)
Per share	$ (0.03)	$ (0.00)	$ (0.03)
Total Assets	3,428,573	17,474	26,947
Long Term Liabilities	2,923,968	Nil	Nil
Dividends	Nil	Nil	Nil

In 2004, the Company commenced significant exploration activities whereas in 2002 and 2003 the company was relatively inactive while it restructured its operations

1.5	Results of Operations

Operations during the year ended December 31, 2004 were primarily related to the exploration of our properties.

A significant non cash expense related to stock based compensation arose from the granting of options on May 7,2004 as opposed to nil in the previous year.

At December 31, 2004, the Company had total working capital of $85,518. During the year ended December 31, 2004, the Company received $692,671 as advances against proposed private placements, which placements closed subsequent to year end. The private placements consisted of: 1) the sale of 225,302 flow-through units for gross proceeds of $187,000 and 229,242 non flow-through units for gross proceeds of $190,271, the units consisting of 1 flow-through or non flow-through share as the case may be and one warrant to purchase an additional non flow-through share at $0.83 for one year; and 2) the sale of 420,533 units for gross proceeds of $315,400, each unit consisting of 1 common share and one warrant, each warrant entitling the holder to acquire an additional common share for $0.83 for one year from the date of issue.

The cash balance associated with Pan American Nevada acquisition was also a significant cash contributor in the year.

The Company expects that it will require further placements to provide adequate funds to carry out additional exploration activities on its properties, which, if not raised, could require curtailment of planned exploration activities in the future.

Cash used in operations increased to $321,802 for the year ended December 31 2004 compared to $53,444 in the prior year. This was attributable to a number of factors including an increase in exploration expenses from nil to $554,261 as we acquired, explored, and abandoned the Kinsley

Mountain, Pinnacle and Cactus properties during the year. Also, legal fees increased from $ 13,862 to $71,742 and accounting fees increased from $12,875 to $29,194 due to costs associated with the acquisition of Pan American Gold Corporation (Nevada) and the regulatory filings associated therewith. The acquisition of limited partnership interests contributed $51,567 to operations, which interest was not owned in the prior year.

Investing activities increased, with the capitalization of $315,454 of expenditures on property acquisitions and exploration.

Some seasonal variations in expenditures are expected as weather is a factor particularly on the Eskay Creek property. The acquisition of the Chilean property may serve to eliminate some of the seasonality if the Company elects to exercise its option on this property.

1.5	Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

Loss before and after extraordinary items of which there were none

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	Dec 31	Sept 30	June 30,	Mar 31,	Dec 31,	Sept 30,	June 30,	Mar 31,
	2004	2004	2004	2004	2003	2003	2003	2003
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total	$(718,694)	$(225,529)	$(18,821)	$(19,528)	$ (24,203)	$ (18,649)	(40,877)	(20,670)
Per share	$ (0.02)	$ (0.01)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Per share, fully diluted	$ (0.02)	$ (0.01)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)

1.6	Liquidity

The Company has total assets of $3,428,573. The primary assets of the Company are cash of $84,559, and acquisition and exploration cost of mineral properties of $328,209 and the interest in the Limited Partnership of $ 2,926,910. The Company has no long-term liabilities other than limited recourse amount related to the partnership interest.

At December 31, 2004, the Company had total working capital of $85,518. During the year ended December 31, 2004 received $692,671 as advances against proposed private placements, which placements closed subsequent to December 31, 2004 (see Results of Operations for details). These funds, together with cash acquired from the purchase of Pan American Nevada funded the Company’s property acquisition and exploration, and administration expenditures during the year.

It is management’s opinion that its cash reserves are sufficient to meet the Company’s near term administrative overhead obligations and as they come due and that the Company is not exposed to any significant liquidity risks at this time. However, additional funds will be required to continue exploration and maintain all of the Company’s properties. The Eskay Creek Property has sufficient expenditure credits in order to maintain the property until at least November 2006. The Company will require additional funds to exercise the Chile option should it decide to do so.

1.7	Capital Resources

The Company does not own any producing mineral properties.

1.8	Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9	Transactions with Related Parties

		2004	2003	2002
	Accounting fees	$ 34,142	$ 10,375	$ 8,100
	Consulting fees	322,305	30,000	30,000
	Interest expense	-	4,166	25,000
	Rent	1,500	6,000	6,000

		$ 357,947	$ 50,541	$ 69,100

1.10	Fourth Quarter

During the fourth quarter, the Company received funds in respect of a private placement, a portion of which were used to conduct an airborne geophysical survey of our Eskay Creek Property. Although we had intended to conduct 3,000 line km of survey, only approximately 1,900 km were completed due to bad weather.

There were no significant year end adjustments to the Company’s records, although a dispute regarding the recovery of a reclamation bond provided for the Kinsley Mountain property has resulted in the write off of $18,054. Management believes that the Company is entitled to a full refund of this amount but it was held in the name of the optionor, and we were unable to determine final disposition of these funds at the year end. The funds were expensed as of December 31 2004, however if they are subsequently recovered they will be shown as a reduction of expenses in the period.

1.11	Proposed Transactions

The decision with respect to the exercise of the Chile option by the Company has also been delayed and an extension of the time to exercise the option has been negotiated.

1.12	Critical Accounting Estimates

N/A

1.13	Changes in Accounting Policies

In 2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”. Previously, the Company accounted for stock-based compensation using the settlement method, whereby no compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant. There have been no changes to the financial statements as a result of this change.

The Company has adopted the recommendations of the Emerging Issues Committee in EIC 146 which had its first effect on the Company at December 31 2004, the date which expenses were renounced pursuant to its Flow through share sales, the effect was to record the recover of an income tax assets which had previously had a valuation allowance charged against it. The effect was a recovery of will be recognized in February 2005, the date which the renunciation documents were signed and forwarded to Canada Customs and Revenue Agency, the effect will be to record a recovery of income taxes and a corresponding reduction in share capital of $63,840.

1.14	Financial Instruments and Other Instruments

The Company's financial instruments consist of cash, other receivables, deposits, reclamation bond, investment in limited partnership, accounts payable and accrued expenses, loans payable and promissory note. The loans payable are non interest-bearing.

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values except where separately disclosed.

1.15	Other MD&A Requirements

Disclosure of Outstanding Share Capital

	#	Amount
Outstanding as of December 31, 2004	34,052,039	7,446,962

Subsequent Events

Resource properties - On February 1, 2005 the letter of intent in respect of the Dorado and Nevada resource properties was replaced by an option agreement, providing the Company with an extension until August 31, 2005 to acquire a 100% interest in the properties. Under the option agreement, in addition to the terms outlined in Note 5, the Company is required to pay U.S.$39,137 in respect of leases and land taxes at various dates through March 15, 2005 in order to acquire its interest. As of April 27, 2005, the Company had paid only U.S.$30,000 in respect of these additional terms and consequently was in default of its obligations under the option agreement.

Private placements - Common shares issued subsequent to year end under private placement agreements were as follows:

i) On March 7, 2005, the Company issued 420,533 units for proceeds of $315,400. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for $0.83 until March 7, 2006.

ii) On April 26, 2005, the Company issued 225,302 flow-though units for proceeds of $187,000 and 229,242 units for proceeds of $190,271. Each flow-through unit consisted of one flow-through common share and one warrant entitling the holder to purchase one common share for $0.83 until October 5, 2005. Each unit consisted of one common share and one warrant entitling the holder to purchase one common share for $0.83 until October 5, 2005.

Additional Information

Additional information may be obtained on the Sedar website www.sedar.com or the Securities Exchange Commission website www.sec.gov. News releases are on the Company’s website www.panamericangold.com

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Richard Bachman, the Chief Executive Officer of Pan American Gold Corporation, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation (the issuer) for the period ending December 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 5, 2005

/s/ Richard Bachman

Richard Bachman

Chief Executive Officer

(Principal Executive Officer)

FORM 52-109FT1

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Michael Sweatman, the Chief Financial Officer of Pan American Gold Corporation, certify that:

4.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation (the issuer) for the period ending December 31, 2004;

5.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

6.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: May 5, 2005

/s/ Michael Sweatman

Michael Sweatman

Chief Financial Officer

(Acting Principal Financial Officer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman

Michael Sweatman,

Chief Financial Officer and Director

Date: May 9, 2005